Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following description of the Company’s securities is not intended to be complete. For more information regarding our securities, please refer to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws”), the Company’s Certificate of Designations of Series A Junior Participating Preferred Stock (the “Series A Certificate of Designations”) and the Section 382 Tax Benefits Preservation Plan, as amended by Amendment No. 1 to the Section 382 Tax Benefits Preservation Plan (together, the “Section 382 Tax Benefits Preservation Plan” or the “Plan”). The following descriptions are based on the Certificate of Incorporation, Bylaws, Series A Certificate of Designations and the Section 382 Tax Benefits Preservation Plan in effect as of March 11, 2020. The terms and provisions of the Certificate of Incorporation, Bylaws, Series A Certificate of Designations and Section 382 Tax Benefits Preservation Plan are hereby incorporated by reference as filed as Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 4.2 and 4.3, respectively, to the Annual Report on Form 10-K of which this exhibit is a part. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized Capital Stock

We are authorized to issue a total of 105,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), 200,000 of which are designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”). As of March 6, 2020, there were 71,088,853 shares of Common Stock, no shares of Preferred Stock and no shares of Series A Preferred Stock outstanding.

The Company has outstanding one class of Common Stock and one class of Series A Junior Participating Preferred Stock Purchase Rights registered pursuant to the Securities Exchange Act of 1934, as amended.

Common Stock

Our authorized Common Stock consists of 100,000,000 shares, par value $0.001 per share. Each outstanding share of Common Stock is entitled to one vote per share.

Subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of the Company as may be declared by the board of directors from time to time out of the legally available assets or funds of the Company.

Holders of our Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to our Common Stock.

Holders of Common Stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.

Our board of directors may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation and other rights that may adversely affect the rights of the holder of our Common Stock.

 Preferred Stock

General

Our authorized Preferred Stock consists of 5,000,000 shares, par value $0.001 per share.

We may issue Preferred Stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors. Subject to the limits imposed by the DGCL, our board of directors is authorized to fix for any series of Preferred Stock the number of shares of such series and the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series.

Series A Preferred Stock

We have designated 200,000 shares of Preferred Stock as Series A Junior Participating Preferred Stock. The terms of our Series A Preferred Stock are set forth in and incorporated in their entirety by reference to the terms of the Series A Certificate of Designations, a copy of which has been included as an exhibit to our Current Report on Form 8-K filed on October 4, 2019 and is incorporated herein by this reference.

Series A Junior Participating Preferred Stock Purchase Rights

On October 4, 2019, the board of directors of the Company, approved and adopted a Section 382 Tax Benefits Preservation Plan, dated as of October 4, 2019, by and between the Company and Action Stock Transfer Corporation, as Rights Agent, as amended by Amendment No. 1 to the Section 382 Tax Benefits Preservation Plan, approved and adopted by the board of directors on March 5, 2020. Pursuant to the Section 382 Tax Benefits Preservation Plan, the board of directors declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of Common Stock.

The following is a summary description of the Rights. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of (i) the Section 382 Tax Benefits Preservation Plan, a copy of which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed on October 4, 2019 and is incorporated herein by reference, and (ii) Amendment No. 1 to the Section 382 Tax Benefits Preservation Plan, a copy of which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed on March 5, 2020 and is incorporated herein by reference..

Rights

The board of directors authorized the issuance of one Right per each outstanding share of the Common Stock distributable to the Company’s stockholders of record as of the close of business on October 15, 2019. One Right will also be issued together with each share of the Common Stock issued after October 15, 2019 but before the Distribution Date (as defined in the Plan) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share (a “Unit”) Series A Preferred Stock for a purchase price of $19.00 per Unit (the “Purchase Price”). If issued, each Unit of Series A Preferred Stock would give the stockholder approximately the same dividend, voting, and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Anti-Dilution Provisions

The Purchase Price, and the number of Units, shares of Common Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent the dilution that may occur as a result of certain events, including: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (subject to certain exceptions). The Purchase Price is also subject to adjustment from time to time in the event of a Common Stock dividend on, a subdivision or split of, or a combination, consolidation or reverse split of, the shares of Common Stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an increase or decrease of at least one percent (1%) in such Purchase Price.

Amendment

The Company may, from time to time, supplement or amend any provision of the Section 382 Tax Benefits Preservation Plan in any manner, including, without limitation, in order to cure any ambiguity contained therein, to correct or supplement any provision contained therein that may be defective or inconsistent with any other provisions contained therein, to make any change to or delete any provision thereof, or to adopt any other provisions with respect to the Rights which the Company may deem necessary or desirable; provided that from and after such time as any Person becomes an Acquiring Person, the Section 382 Tax Benefits Preservation Plan may not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its affiliates or associates).

Expiration

The Rights and the Section 382 Tax Benefits Preservation Plan will expire no later than the close of business on October 4, 2022, but may expire earlier upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the board of directors determines, in its sole and absolute discretion, will provide protection for the Company’s tax attributes similar to that provided by the Section 382 Tax Benefits Preservation Plan, (iv) the effective time of the repeal of Section 382, or any other change, if the board of directors determines, in its sole and absolute discretion, that the Section 382 Tax Benefits Preservation Plan, is no longer necessary or desirable for the preservation of the Company’s tax attributes, (v) such time that the board of directors determines, in its sole and absolute discretion, that the Section 382 Tax Benefits Preservation Plan is no longer necessary to preserve the Company’s tax attributes, (vi) the beginning of a taxable year of the Company to which the board of directors determines, in its sole and absolute discretion, that none of the Company’s tax attributes may be carried forward, and (vii) such time that the board of directors determines, in its sole and absolute discretion, prior to the time any person becomes an Acquiring Person (as defined in the Plan), that the Section 382 Tax Benefits Preservation Plan and the Rights are no longer in the best interests of the Company and its stockholders.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

The following is a summary of certain provisions of our Certificate of Incorporation, Bylaws and the DGCL that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of the Company. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our board of directors.

Undesignated Preferred Stock

Our Certificate of Incorporation authorizes our board of directors to issue shares of Preferred Stock and set the voting powers, designations, preferences, and other rights related to that Preferred Stock without stockholder approval. Any such designation and issuance of shares of Preferred Stock could delay, defer or prevent any attempt to acquire or control us.

 No Cumulative Voting

Our Certificate of Incorporation and Bylaws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

 Ability to Call Special Meeting of Stockholders

Our Bylaws provide that special meetings of stockholders may be called at any time by our board of directors. Special meetings of the stockholders may be requested in writing by the holders of not less than 20 percent of all the shares entitled to vote at the meeting, provided that the board of directors, in its sole discretion, determines such request is valid in accordance with the requirements set forth in the Bylaws. If the board of directors determines the request is valid, the board may determine a meeting date that is within 90 days after receipt of such valid request. The board’s ability to determine the validity of stockholder special meeting request and set the date for such special meetings of stockholders may require our stockholders to wait for a regularly scheduled annual meeting to change the composition of our board of directors.

 Advance Notification of Stockholder Nominations and Proposals

Our bylaws provide that in order for nominations of directors or other business to be properly brought before an annual meeting by our stockholders, subject to certain limited exceptions, the stockholders must give notice to us not later than 120 days nor earlier than 150 days prior to the anniversary of the date of our previous annual meeting of stockholders. The notice must be in a specific form and must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination.

 Shareholder Action by Written Consent
As permitted by Section 228 of the DGCL, the Certificate of Incorporation states that any action required or permitted to be taken by the Company’s shareholders must be effected at a duly called annual or special meeting and may not be effected by consent in writing by such shareholders.

Amendments to Bylaws

Our bylaws permit our board of directors and our stockholders to repeal or amend our bylaws, and to adopt new bylaws, in accordance with Section 109 of the DGCL.

 Business Combinations under Delaware Law

The Company is subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the shareholder became an “interested stockholder,” subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the shareholder becoming an “interested stockholder.” “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors. A corporation can elect to have Section 203 of the DGCL not apply to it by expressly providing so in its certificate of incorporation or bylaws; we have not made such an election.

 Limitation of Personal Liability of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or

•	for transactions from which the director derived an improper personal benefit.

In addition, our certificate of incorporation provides that we will indemnify any person who is or was a director or officer of ours, or is or was serving at our request as a director, officer employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, with respect to actions taken or omitted by such person in any capacity in which such person serves us or such other corporation, partnership, joint venture trust or other enterprise, to the full extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification will continue as to a person who has ceased to be a director, officer or trustee, as the case may be, and will inure to the benefit of such person’s heirs, executors and personal and legal representatives.

In addition, our certificate of incorporation provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

The limitation of liability, indemnification and advancement of expenses provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.

Transfer Agent and Registrar

Action Stock Transfer Corp. serves as the registrar and transfer agent for our Common Stock and the Rights.

Stock Exchange Listing

Our Common Stock is listed on The NASDAQ Capital Market of the NASDAQ Stock Market LLC under the trading symbol “MEET.”